Exhibit 99.21

Press Release dated October 27, 2017 regarding the Financing Details

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES	News Release

Imperial Announces Details of Financing Plan

Vancouver | October 27, 2017 | Imperial Metals Corporation (the “Company”) (TSX:III) reports that it has concluded its discussions with its Senior Credit Facility and Second Lien Credit Facility lenders and provides the following update on its Financing Plan which is subject to receipt of certain required regulatory approvals and definitive documentation.

The elements of the Financing Plan are as follows:

Senior Credit Facility and Second Lien Credit Facility

The Company’s Senior Credit Facility (“SCF”) and Second Lien Credit Facility (“SLCF”) lenders have agreed to permanently waive the breach of EBITDA covenant related to the quarter ended June 30, 2017. In addition, the SCF and SLCF will be extended to October 1, 2018 and December 1, 2018 respectively. A fee of $500,000 will be payable in respect of the amendments. Two of the four financial covenants will be removed leaving only a Senior Debt to EBITDA covenant of 3.75:1 and a minimum liquidity covenant of $5 million.

Private Placement

The Company reports that it has closed a non-brokered private placement (“Private Placement”) consisting of units of the Company raising gross proceeds of $5 million. The proceeds of the Private Placement will be used for general corporate purposes.

Under the Private Placement the Company has issued 1,818,182 units (the “Units”) at a price of $2.75 per Unit. Each Unit consists of one common share and one-half of one transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase, for a period of 24 months from the date of issue, one additional common share of the Company at a price of $3.25 per share.

The common shares issued pursuant to the Private Placement represent approximately 1.94% of the issued and outstanding common shares of the Company. N. Murray Edwards (“Edwards”), a significant shareholder of the Company, has purchased approximately $4.6 million (1,686,082 Units) and directors and officers of the Company have purchased approximately $0.4 million (132,100 Units) of the Private Placement. The Private Placement is a “related party transaction” under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions. (“MI 61-101”). The Company did not file a material change report 21 days prior to the closing of the Private Placement because details were not settled until shortly prior to closing and the Company wished to complete the Private Placement as soon as possible. The Private Placement will be exempt from the formal valuation and minority approval requirements of MI 61-101 as it represents less than 25% of the Company’s market capitalization.

$10 Million Unsecured Debt Facility

The board of directors has also approved the establishment of a new $10 million unsecured debt facility (“2017 LOC”) that is to be provided by an affiliate of Edwards. The 2017 LOC will be available on November 1, 2017, will bear interest at 12% per annum and mature on January 5, 2019. An arrangement fee of $50,000 will be payable on closing.

The 2017 LOC will be used for general working capital purposes, including capital expenditures. The 2017 LOC will constitute a related party transaction within the meaning of MI 61-101. Management considers the 2017 LOC to be advantageous as it provides additional liquidity and financial flexibility to the Company and the terms to be reasonable in the context of the market.

The 2017 LOC was reviewed and approved by the disinterested members of the Company’s board of directors. The material change report in relation to the 2017 LOC will be filed less than 21 days before the expected closing date of the Loan as the Company wishes to complete the Loan as soon as commercially feasible after all required approvals are obtained. The 2017 LOC will be exempt from the formal valuation and minority approval requirements of MI 61-101 as it represents less than 25% of the Company’s market capitalization.

Interest Payments on Certain Debt Facilities

The Company would also like to confirm that from the respective next interest payment dates until January 1, 2019 the interest on the $75 million Junior Credit facility, all of the $115 million 2014 Convertible Debenture and $26.7 million of the $30 million 2015 Convertible Debenture will be paid in shares of the Company. This will reduce the Company’s overall cash interest payments by approximately $16 million per annum.

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Bridge Loan

As announced on October 13, 2017 the Company has extended the maturity date of the $20 million Bridge Loan provided by Edco Capital Corporation, an affiliate of Edwards, and The Fairholme Partnership, LP (“Fairholme”) to January 5, 2019. As part of the Financing Plan the Bridge Loan will be increased by $6 million to $26 million effective October 31, 2017 with half the increase to be provided by an affiliate of Fairholme. A fee of $65,000 will be payable in respect of the extension/increase. The interest rate remains at 8% per annum.

Rights Offering

The board of directors has approved the Company undertaking a rights offering (“Rights Offering”) to be made only to holders of common shares by the issue of the rights (“Rights”) entitling them to subscribe for approximately $40 million of shares at a price to be determined in the context of the market at the time of filing the Rights Offering Circular (“Circular”). Overallotment subscription privileges will be extended to all shareholders. Edwards has advised that he intends to exercise all of his Rights and cause all of his affiliates to do so. Fairholme Capital Management, LLC, an affiliate of Fairholme, has advised that, subject to relevant restrictions, it intends to exercise all of the Rights to be received by certain funds or accounts over which it exercises discretionary management authority.

At the time of filing the Circular, the Company expects Edwards to commit to purchase all the common shares which remain unsubscribed for by the holders of the Rights. In exchange for backstopping the Rights Offering, the Company expects to pay Edwards a fee of 3% of the gross proceeds of the Rights Offering, excluding proceeds from the exercise of Rights issued in respect of common shares owned or over which the Edwards and Fairholme or their affiliates have control.

Further information regarding the proposed Rights Offering will follow in due course through subsequent announcements, as well as a disclosure document, which will be filed and sent to shareholders of record on a date to be determined.

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This news release does not constitute an offer for sale or the solicitation of an offer to buy any securities in the United States. The securities referenced herein have not been registered under the United States Act of 1933, as amended, and such securities may not be offered or sold within the United States absent such registration or an applicable exemption from such registration requirements.

About Imperial

Imperial is a Vancouver based exploration, mine development and operating company. The Company, through its subsidiaries, owns the Red Chris, Mount Polley and Huckleberry copper mines in British Columbia. Imperial also holds a 50% interest in the Ruddock Creek lead|zinc property in British Columbia.

Company Contacts

Brian Kynoch | President | 604.669.8959
Andre Deepwell | Chief Financial Officer | 604.488.2666
Steve Robertson | Vice President Corporate Affairs | 604.488.2669
Gordon Keevil | Vice President Corporate Development | 604.488.2677
Sabine Goetz | Shareholder Communications | 604.488.2657 | investor@imperialmetals.com

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Forward-Looking Information and Risks Notice

Forward-looking statements relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events and include, but are not limited to, specific statements regarding the Financing Plan including: the grant of a permanent waiver by the SCF and SLCF lenders of the EBITDA covenant breach related to the quarter ending June 30, 2017; details of the extensions of the SCF and SLCF and removal of two financial covenants therein; the intent to use the Private Placement proceeds for general corporate purposes; details of the new 2017 LOC to be available November 1, 2017; the intent to pay in shares all interest due on the Junior Credit Facility, the 2014 Convertible Debentures and $26.7 million of the 2015 Convertible Debentures until January 1, 2019; details of the increase of the Bridge Loan by $6 million; and details of the planned Rights Offering, including the Company’s expectation that it will receive a commitment from Edwards to backstop such Rights Offering. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "outlook", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. In this document certain forward-looking statements are identified by words including "guidance", "expectations", "targeted", "plan", "planned", "estimated", "calls for" and "expected". By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks that the Financing Plan and its various components will not provide the expected liquidity or benefits to the Company’s business or operations; risks that required consents and approvals will not be received in order to advance or complete all components of the Financing Plan; risks that the final terms of the Financing Plan or any backstop of a component thereof will be materially different from those disclosed herein; operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; risks of failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated; risks related to changes in project parameters as plans continue to be refined; risks related to economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation) that may impact the Company’s mines; uncertainties relating to mineral resource estimates; uncertainties related to the geology, continuity, grade and estimates of mineral resources and the potential for variations in grade and recovery rates; labour pool constraints; unanticipated difficulties with or shortages of labour or interruptions in production; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and that the Company may not achieve stated production outcomes; and other risks of the mining industry as well as those factors detailed from time to time in the Company's interim and annual financial statements and management's discussion and analysis of those statements, all of which are filed and available for review on sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements.

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